Mail Stop 4561

August 25, 2006

Ken Chu
501 Alliance Avenue, Suite 400
Toronto, Ontario M6N 2J1

> **Re:** **Empire Global Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006**
> **Filed May 26, 2006**
> **Form 8-K**
> **Filed November 3, 2005**
> **File No. 000-50045**

Dear Mr. Chu:

We have reviewed your response letter dated July 24, 2006 and have the following additional comments.

Form 10-KSB

Consolidated Statements of Stockholders Deficit, page F-4

1.   We have considered your responses comment 1 and 4. If you have retroactively restated the *opening* balances to reflect the recapitalization and stock split as represented in your response, it is unclear what the adjustments for the reverse stock split and recapitalization represent in the fiscal year 2005 Statement of Stockholders' Deficit. Please advise.

Note 9 – Notes Receivable, page F-12

2.   We note your response to comment 3. Please advise us supplementally and clarify in future filings what factors you consider in assessing the collectibility of this note given no payments or interest are due until maturity.

Form 10-QSB for the quarter ending March 31, 2006

Item 3 – Controls and Procedures, page 22

3.   We have read and considered your response to comment six. Explain to us why the evaluation of the effectiveness of the design and operations of the company's disclosure controls and procedures were performed *within 90 days* as oppose to *as of the end of the period* as required by Item 307 of Regulation S-B, which was later amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Advise us if you plan to revise your disclosures in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief